EXHIBIT 12  Cigna Corporation Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,
(Dollars in millions)	2011	2010
Income before income taxes	$1,216	$861
Adjustments:
Income from equity investee	(11)	(11)
Income attributable to noncontrolling interest	(1)	(2)
INCOME BEFORE INCOME TAXES, AS ADJUSTED	$1,204	$848
Fixed charges included in income:
Interest expense	$92	$88
Interest portion of rental expense	22	23
	114	111
Interest credited to contractholders	2	4
	$116	$115
Income available for fixed charges (including interest credited to contractholders)	$1,320	$963
Income available for fixed charges (excluding interest credited to contractholders)	$1,318	$959
RATIO OF EARNINGS TO FIXED CHARGES:
Including interest credited to contractholders	11.4	8.4
SUPPLEMENTAL RATIO:
Excluding interest credited to contractholders	11.6	8.6